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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

June 12, 2017

VIA EDGAR
==========
Ms. Lisa Larkin
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:	Starboard Investment Trust	(File No. 811-22398)

Dear Ms. Larkin:
We are submitting this letter on behalf of Starboard Investment Trust (the "Trust" or the "Registrant") to the Securities and Exchange Commission (the "SEC") through the EDGAR system.  The purpose of this letter is to respond to the oral comments provided by the staff of the SEC (the "Staff") to the undersigned, in connection with the review conducted by the Staff of the Registrant's amendment to its registration statement on Form N-1A with respect to the Cavalier Funds (the "Funds").
Set forth below is a summary of the Staff's comments provided on May 2, 2017 and the response of the Trust to each such comment.
SEC Review Comments
1.	Comment. On the cover page, please confirm the appropriate classes are listed.
Response.  The filing has been revised as requested.
2.	Comment. Please confirm supplementally that the expense examples only incorporate the fee waiver for the time period of the waiver.
Response.  The Registrant hereby confirms that the expense examples only incorporate the fee waiver for the appropriate time period.
3.	Comment. On page 2, if the Fund may invest in contingent convertible securities, consider adding disclosure re credit quality and conversion triggers.

Ms. Lisa Larkin
Securities and Exchange Commission
June 12, 2017

Response.  The Fund does not anticipate investing in such securities.
4.	Comment. If the Fund is sold by depositories, add the disclosure pursuant to Item 4(b)(i)(3) that the Fund is not insured.
Response.  The filing has been revised as requested to include such disclosure.
5.	Comment. For the Adaptive Income Fund, please confirm supplementally that the Fund is below the 15% threshold for illiquid investments.
Response.  The Registrant confirms that the Adaptive Income Fund is in compliance with the 15% threshold for illiquid investments.
6.	Comment. Consider adding language in the prospectus for the Adaptive Income Fund regarding illiquid investments.
Response.  The filing has been revised as requested.
7.	Comment. Consider adding Brexit language.
Response.  The filing has been revised as requested.
8.	Comment. Per Item 9(b)(2), please add language regarding portfolio turnover may impacting Fund performance.
Response.  The filing has been revised as requested.
9.	Comment. Consider adding current adviser's new performance per Item 4 Instruction 4.
Response.  The filing has been revised as requested.
10.	Comment. Per Item 5(b), please add the portfolio managers' length of service.
Response.  The filing has been revised as requested.
11.	Comment. Per General Instruction C(3)(c)(iii), please add statement in summary prospectus regarding that further information is available on page [ ] of the prospectus.
Response.  The filing has been revised as requested.
12.	Comment. Please add investment advisor risk globally.
Response.  The filing has been revised as requested.
13.	Comment. Please explain proprietary optimization model in Plain English.
Response.  The filing has been revised as requested.

Ms. Lisa Larkin
Securities and Exchange Commission
June 12, 2017

14.	Comment. Please make risk labels consistent across funds.
Response.  The risk labels have been made consistent across the Funds.
15.	Comment. Please add Portfolio Turnover Risk for all the Funds.
Response.  Portfolio Turnover Risk has been added.
16.	Comment. Please confirm the fee table calculations for the Global Opportunities Fund are accurate.
Response.  The Registrant has revised the calculations and confirmed their accuracy.
17.	Comment. Per Note 42 to the Rule 35d-1 Adopting Release, please disclose the percentage of the Global Opportunities Fund's assets that will be tied economically to issuers of foreign countries.
Response.  The filing has been revised to include that percentage.
18.	Comment. On page 24, please add risks re investments in ETFs.
Response.  The filing has been revised as requested.
19.	Comment. For the Hedged High Income Fund, please add language that high yield securities are also known as "junk bonds."
Response. The filing has been revised as requested.
20.	Comment. Please explain "inverse high yield investments" in Plain English.
Response. The disclosure has been revised as requested.
21.	Comment. Please clarify the list of strategies and investments on page 40 and revise the second sentence in Plain English.
Response.  The filing has been revised as requested.
22.	Comment. Please revise the disclosure on page 41 to clarify references to the Fund and Sub-Advisor.
Response. The filing has been revised as requested.
23.	Comment. On page 42, please remove the repetitive language in the fourth paragraph.
Response. The filing has been revised as requested.
24.	Comment. Please remove the legacy language regarding the interim language on page 42.

Ms. Lisa Larkin
Securities and Exchange Commission
June 12, 2017

Response. The filing has been revised as requested.
25.	Comment. Please add REITs and commodities risk.
Response. The filing has been revised as requested.
26.
Comment. With respect to the Tactical Rotation Fund, please consider revising the language that the Fund will be weighted equally across all sectors given that the Fund appears overweight in the financials sector.

Response. The filing has been revised to remove the reference to equal weighing.
27.	Comment. Please ensure that all risks are mentioned in the summary section.
Response. The filing has been revised as requested.
28.	Comment. With respect to swap risk, please confirm that the Funds will segregate the full notional amount for CDS.
Response. The filing has been revised as requested.
29.	Comment. Please clarify which risks are principal and non-principal for each Fund.
Response. The filing has been revised as requested.
30.	Comment. On page 75, please clarify the gap from August 20, 2015 to May 31, 2016 for the Funds' advisors.
Response. The filing has been revised as requested.
31.	Comment. Please add the business experience for the past five years for each portfolio manager, as well as team roles.
Response. The filing has been revised as requested.
32.	Comment. On page 76, in the compensation table, please confirm the figures are correct.
Response. The figures have been updated in the table.
33.	Comment. Per Item 10(a)(i), please add the compensation and dates of service for the advisers.
Response. The filing has been revised as requested.
34.	Comment. Please add the address and experience of the sub-advisers.

Ms. Lisa Larkin
Securities and Exchange Commission
June 12, 2017

Response. The filing has been revised as requested.
35.	Comment. Please confirm that the Investment Company Act number on the cover page is a smaller font.
Response. The Registrant confirms that the font is smaller.
36.	Comment. On page 2 of the SAI, please remove the references to interim adviser.
Response. The filing has been revised as requested.
37.
Comment. Please acknowledge that with respect to total return swaps, such securities are treated as senior securities and the Fund will need to segregate appropriate amount of assets to cover such securities. The Commission could issue new rules regarding the Fund's investments in such securities.

Response. The Registrant acknowledges that it will cover total return swaps as appropriate.
38.	On page 13, please clarify principal and on-principal risks for Funds
Response. The filing has been revised as requested.
39.	Comment. If investments in private funds will be a principal strategy, what will the limit in such funds be and how much of the Fund's assets will be invested in 3(c)(1) and 3(c)(7) funds.
Response. The Fund does not anticipate investing in private funds as a principal investment strategy.
40.	Comment. On page 42, please remove the references to interim adviser.
Response. The filing has been revised as requested.
41.	Comment. Per Item 19(a), please explain the basis of control for the adviser's control persons, the nature of the adviser's business and the provisions of the expense limitation agreement.
Response. The filing has been revised as requested.
42.	Comment. Please reconcile the figures on page 76 of the prospectus and page 42 of the SAI.
Response. The figures have been reconciled.
43.	Comment. On page 44, please include the advisory fees for the last three fiscal years.
Response. The filing has been revised as requested.
44.	Comment. Per Item 19(a)(3), please include the sub-advisory fee.

Ms. Lisa Larkin
Securities and Exchange Commission
June 12, 2017

Response. The Registrant has added disclosure consistent with its exemptive order.
45.	Comment. On page 46, please make the references to millions consistent.
Response. The filing has been revised as requested.
46.	Comment. Please include the 12b-1 information required by Item 19(g).
Response. The filing has been revised as requested.
47.	Comment. Please add the custodian and accountant addresses.
Response. The addresses have been included.
48.	Comment. Per Item 16(f), please add disclosure regarding portfolio holdings and conflicts of interest on page 55.
Response. The filing has been revised as requested.
49.	Comment. Please include the financial statements and the consent in the 485(b) filing.
Response. Both the financial statements and consent have been added.
* * *

If you have any questions or comments, please contact the undersigned at 404.817.8531.  Thank you in advance for your consideration.

.
Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis